RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash	$95,868
Accrued interest	$137,677
Deposits with clearing organization	$100,000
Securities owned	$12,251,280
Prepaid expenses	$59,320
Deposits	$100,404
	$12,744,549
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Loan payable to clearing organization	$7,036,141
Other amounts payable to clearing organization	$21,957
Guaranteed payments and bonuses payable	$96,187
Securities sold, not yet purchased	$262,493
401(k) contribution payable	$129,864
Accrued expenses and other liabilities	$52,998
Total liabilities	$7,599,640
Members' equity	$5,144,909
	$12,744,549

See Notes to Financial Statements